
NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements, notes and supplemental schedules are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (GAAP). Significant accounting policies are:

a. Nature of Operations— TrustFirst, Inc. (the Company), formed in 1995 and located in Knoxville, Tennessee, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) offering securities in stocks, bonds, and options to the general public. The Company is also a state Registered Investment Advisor.

The Company does not hold security accounts or custodial securities for customers. All security transactions are cleared through Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation, who is a member of the New York Stock Exchange (NYSE). The Company's revenue from the services it provides may be affected by securities market conditions.

b. Cash & Cash Equivalents— For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of demand deposit accounts with banks and clearing accounts with Pershing. The Company maintains $58,700 on deposit with Pershing which is segregated to meet clearing requirements.

c. Use of Estimates— The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. Estimates affect the reported amounts of revenues and expenses during the period. Accordingly, actual results could vary from those estimates.

d. Accounts Receivable— Customers' security transactions and resulting commissions are recorded on a trade date basis. Commissions receivable consist of commissions from unsettled trades at year end. Commissions receivable are stated at the amount of subsequent collections on the settlement date. As a result, management believes commissions are fully collectible; and therefore, no allowance for bad debts is required.

e. Revenue Recognition— The Firm earns investment brokerage fees from its contracts with customers to transact on their accounts through their clearing broker. Fees that are transaction based are recognized at the point in time that the transaction is executed. The Company also derives revenue from commissions and 12b-1 fees directly from investment and insurance companies. These fees are earned on the sales of mutual funds and annuity products as well as 12b-1 and trail fees on these products.

In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers: Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize the revenue when the performance obligation is met

f. <u>Income Taxes</u>— Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the net operating loss carry-forwards and the differences between the tax and financial reporting basis for certain assets. The resulting deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. A valuation allowance is also recorded for deferred tax assets when it is more likely than not that some or all the deferred tax asset may not be realized.

The Company also assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. This measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's federal and state income tax returns for 2023 through 2025 are subject to examination by the applicable tax authorities, generally for three years after the later or the original or extended due dates. At December 31, 2025, the Company has a net operating loss carryover of $160,699.

g. <u>Recently Issued Accounting Pronouncement Adopted</u> – In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses.   This pronouncement was adopted effective January 1, 2024. For further information, refer to Note 7.

NOTE 2: CONCENTRATIONS OF CREDIT RISK

Financial instruments which subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company periodically has cash deposited in financial institutions in excess of Federal Deposit Corporation (FDIC) limits. The Company also maintains several accounts insured by SIPC up to $250,000. There were no uninsured bank balances as of December 31, 2025.

NOTE 3: NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. The Rule requires the maintenance of minimum net capital and prohibits a broker-dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined in the Rule. Minimum net capital for the Company is $5,000; however, the Company cannot distribute income to its shareholder until the capital is at least 120% of the minimum net capital, or $6,000 as of December 31, 2025. At December 31, 2025 net capital, as defined by the rules, equaled $91,815. The ratio of aggregate indebtedness was 26.50%.

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NOTE 3: NET CAPITAL REQUIREMENT (cont.)

At December 31, 2025, the Company had excess net capital of $86,815 and net capital in excess of required amount of $85,815.

NOTE 4: MARKETABLE SECURITIES

The Company has investment equity securities which are stated at fair value. Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

These equity securities are all classified as Level 1 assets in the fair value hierarchy established in FASB 157. Increases or decreases in market value are reflected in the income statement. There were no transfers between level 1 assets and levels 2 or 3 assets during the year.

NOTE 5: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to claims creditors during the year ended December 31, 2025. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by Rule 17a-5 of the Securities and Exchange Commission.

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NOTE 6: RELATED PARTY TRANSACTIONS

The Company processes certain trades for Trendz Advisors, a company in which the Company's shareholder owns a majority interest. At December 31, 2025, there was no receivable balance due from Trendz Advisors.

NOTE 7: SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of investment banking services described in Note 1. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions which maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies in Note 1 above.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Due to the nature and scope of the Company's business which brings it into regular contact with the general public, a variety of businesses, and multiple governmental entities which regulate and examine its operations, the Company is inherently subject to the hazards of potential litigation, claims and assessments. Additionally, the routine examinations performed by the Company's regulators could result in findings and rule violations which have an adverse effect on the Company. Currently, management is not aware of any such conditions.

NOTE 9: SUBSEQUENT EVENTS

In June 2025, the Company's Owner/Principal made a decision to recommend all customers move to Osaic Wealth Inc. from TrustFirst, Inc., a member of FINRA. For a few years, this move has been contemplated with primary goals of joining a larger firm for compliance, investment advisory and brokerage services. This move also offers a glide path for potential sale of assets in future years. During 2025, approximately 97% of the Company's customer accounts have moved to Osaic Wealth Inc. by positive consent. Concurrent with this move, the Company is working with its clearing firm, Pershing LLC, to wind down the relationship. Additionally, the Company completed a Continuing Membership Agreement with FINRA limiting our lines of business in anticipation of an eventual broker dealer withdrawal.

TRUSTFIRST, INC.

SCHEDULE I: COMPUTATION OF NET CAPITAL REQUIREMENTS UNDER SEC RULE 15c3-1

AS OF DECEMBER 31, 2025

SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

Total ownership equity from Statement of Financial Condition	$	113,800
add other allowable credits		-
less nonallowable assets from Statement of Financial Condition		(11,091)
Net capital before haircuts on securities positions		102,709
Haircuts on Securities		(6,217)
Undue concentration		(4,677)
Net Capital	$	91,815
Total aggregate indebtedness	$	24,327
Net capital required based on aggregate indebtedness (6-2/3%)		1,622
Ratio of Aggregate Indebtedness to Net Capital		26.50%

Computation of Basic Net Capital Requirement

Net Capital		91,815
less Net Capital Requirement		5,000
Excess Net Capital	$	86,815

Computation of Aggregate Indebtedness

Required Net Capital (Greater of (A) of (B))		
(A) 120% of Minimum Net Capital		6,000
(B) 10% of Total Aggregate Indebtedness		2,433
Net Capital in Excess of Required Amount	$	85,815

RECONCILIATION BETWEEN AUDITED COMPUTATION OF NET CAPITAL TO UNAUDITED NET CAPITAL COMPUTATION AS REPORTED ON DECEMBER 31, 2025 PART IIA FILING

As of December 31, 2025, there were no material differences between audited net capital, above, and net capital as reported on Part IIA of the Firm's most recently filed (unaudited) FOCUS report.

THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING COMPANY

The Board of Directors and Stockholder of
TrustFirst, Inc.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) TrustFirst, Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §2 4 0.15c3-3:(k)(2)(ii) and (2) TrustFirst, Inc. stated that TrustFirst, Inc. met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

TrustFirst, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

Lafayette, Indiana
March 29, 2026

TRUSTFIRST, INC.
5908 TOOLE DRIVE, SUITE A
KNOXVILLE, TN 37919

TrustFirst, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission 17 C.F.R. §2 4 0.17a-5, "Report to be made by certain brokers and dealers". This Exemption Report was prepared as required by 17 C.F.R. §2 4 0 17a-S (d)(4). To the best of its knowledge and belief, TrustFirst, Inc. states the following:

1) TrustFirst, Inc. claimed an exemption from 17 C.F.R. §2 4 0 15c3-3 under the provision of 17 C.F.R. §2 4 0 15c3-3 (k)(2)(ii) for our revenue from our clearing-broker the year ended December 31, 2025, and

2) The Firm is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

TrustFirst, Inc., has met the identified exemptive provisions of 17 C.F.R. §2 4 0 15c3-3 throughout the most recent fiscal year without exception.

Sincerely,

Donald Taylor, President
TrustFirst, Inc.
March 24, 2026